FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Investment in Beijing New Run Entertainment Co. Ltd dated November 9, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: November 10, 2006

Exhibit 99.1

Investor Relations

Hurray! to Acquire 30% Stake in New Run Entertainment (Niao Ren)

BEIJING, November 9, 2006/Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in wireless music distribution and other wireless value-added services, artist development and music production, and wireless value-added services management software in China, today announced the signing of definitive agreements to acquire a 30% equity interest in Beijing New Run Entertainment Co. Ltd., a leading independent record label in China.

New Run Entertainment specializes in music production and distribution for its portfolio of artists which include some of the most popular singers in China, such as Pang Long, Nanhe Beidou, Chang Hai, Da Mai and Han Dong. Many songs produced by New Run Entertainment and its artists, such as “Liang Zhi Hu Die (Two Butterflies)” and “Ni Shi Wo De Mei Gui (You Are My Roses) “, were not only top hits in ringtones, ringback tones and full track downloads on mobile phones in China, but also ranked Number 1 on Baidu’s music search platform and China Mobile’s wireless music board.

In the acquisition, Hurray! will invest a total of $2.25 million in cash for a 30% equity interest of New Run Entertainment. The consideration payable by Hurray! and the respective ownership interests of the parties in New Run Entertainment are subject to adjustment based on 12 months financial performance of New Run Entertainment following the close of the acquisition. The transaction is expected to be accretive to Hurray!’s earnings. Hurray! currently expects the transaction to close before December 31, 2006, subject to certain regulatory approvals and customary closing conditions in China.

Commenting on this acquisition, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “We are very pleased to announce this strategic partnership with New Run Entertainment, a premium record label in China with strong track record. This further enhances our market leadership in music content and production capabilities, and takes us one step closer toward our goal of becoming a leading digital entertainment house in China.”

China eCapital served as financial advisor to Hurray! in the transaction.

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringback tones, and truetones to mobile users in China through SMS, IVR, RBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

Hurray! Holding Co., Ltd.

Investor Relations

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority controlled record labels Huayi Brothers Music and Hurray! Freeland Music.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

About Beijing New Run Entertainment Co., Ltd.

Beijing New Run Entertainment Co., Ltd.(“New Run Entertainment”) is one of the leading domestic record labels in China, which focuses on music development and production and record distribution, as well as the agency business for its artists.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future acquisition will not create the operational and financial results that Hurray!’s management and board of directors expects, including in particular the possibility that this acquisition may not be accretive to earnings in any future period or that Hurray! may not become a leading digital entertainment house in China; the risk that Hurray! will not be able to effectively manage the artists employed by its music businesses or effectively utilize their libraries of music; the risk that this and any future acquisition could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555532

yfmeng@hurray.com.cn

SOURCE: Hurray! Holding Co., Ltd.

Hurray! Holding Co., Ltd.